UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AVANT Immunotherapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

053491205

(CUSIP Number)

Ursula B. Bartels

Senior Vice President, General Counsel and Secretary

Medarex, Inc.

707 State Road

Princeton, NJ 08540

(609) 430-2880

With a Copy to:

Nancy H. Wojtas

Cooley Godward Kronish LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306

(650) 843-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 583916101

1.	Names of Reporting Persons Medarex, Inc. I.R.S. Employer Identification Number: 22-2822175

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,960,848

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,960,848

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,960,848

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.6%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Amendment No. 1 (the “Schedule 13 D/A”) amends the Statement on Schedule 13 D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2008 by Medarex, Inc. (the “Reporting Person”).  The number of securities beneficially owned by the Reporting Person has decreased.  The Schedule 13D is amended as follows and, except as otherwise provided herein, all items of the Schedule 13D remain unchanged. This Schedule 13D/A relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of AVANT Immunotherapeutics, Inc., a Delaware corporation (“AVANT”). AVANT’s principal executive offices are located at 119 Fourth Avenue, Needham, Massachusetts 02494 and is being filed by Medarex to report open market sales of securities owned by the Reporting Person as discussed below.

Item 5.	Interest in Securities of the Issuer
(a)–(b)

Set forth below is information concerning the beneficial ownership of AVANT Common Stock, as determined in accordance with Rule 13d-3(d) of the Securities and Exchange Act, by the Reporting Person and each other person for which disclosure is required under this Schedule 13D pursuant to General Instruction C.

Medarex, Inc.
Beneficial Ownership	4,960,848

Percentage of Class	31.6%

Sole Voting Power	4,960,848

Shared Voting Power	-0-

Sole Dispositive Power	4,960,848

Shared Dispositive Power	-0-

Except as noted in the above table, none of the individuals listed on Appendix A hereto beneficially own any securities of AVANT.

Medarex may be deemed to have sole voting power and the sole power to dispose of the Common Stock acquired by Medarex in the Merger. To the extent that each of Medarex’s directors may be deemed to share the power to vote (and direct the vote of) or dispose of (or direct the disposition of) the shares of Common Stock owned of record by Medarex, each such director disclaims beneficial ownership of the shares of Common Stock owned by Medarex.

(c)  Except as otherwise described in this Schedule 13D/A, there have been no transactions in the Common Stock of AVANT by the Reporting Person or any of its executive officers or directors in the sixty days prior to the date of filing this Schedule 13D/A.

(d) Not applicable.
(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDAREX, INC.

Date: June 25, 2008	/s/ Howard H. Pien
Howard H. Pien,
President and Chief Executive Officer

APPENDIX A

LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

Directors of Medarex, Inc.

Patricia M. Danzon

Address:  707 State Road, Princeton, NJ 08540
Principal Employment:  Celia Moh Professor, Health Care Systems, Insurance and Risk Management at the Wharton School of the University of Pennsylvania.

Robert C. Dinerstein

Business Address:  707 State Road, Princeton, NJ 08540

Principal Employment:  Mr. Dinerstein has served as the Global Co-Chair and New York Chair of the Financial Institutions Practice at Greenberg Traurig, LLP, an international law firm, where he focuses on banking and securities regulation, new product development and international capital markets issues.

Abhijeet J. Lele

Address:  707 State Road, Princeton, NJ 08540

Principal Employment:  Managing Member of EGS Healthcare Capital Partners, a venture capital firm that focuses on investments in biopharmaceutical, specialty pharmaceutical and medical device companies.

Marc Rubin

Address:  707 State Road, Princeton, NJ 08540

Principal Employment:  President and Chief Executive Officer of Titan Pharmaceutical, Inc., a biopharmaceutical company publicly traded on the American Stock Exchange.

Address of Principal Employment:  400 Oyster Point Blvd., Suite 505, South San Francisco, CA 94080

Ronald J. Saldarini

Address:  707 State Road, Princeton, NJ 08540

Principal Employment:  Associate at Naimark & Associates, a healthcare consulting firm.

Charles R. Schaller

Address:  707 State Road, Princeton, NJ 08540

Principal Employment:  Chemical industry management consultant.

Julius A. Vida

Address:  707 State Road, Princeton, NJ 08540

Principal Employment:  Pharmaceutical consultant with VIDA International Pharmaceutical Consultants.

Executive Officers of Medarex, Inc.†

Ursula B. Bartels

Senior Vice President, General Counsel and Secretary

Thomas K. Kaney, M.A.

Senior Vice President, Human Resources

Nils Lonberg

Senior Vice President and Scientific Director

Geoffrey M. Nichol

Senior Vice President, Product Development

Ronald A. Pepin

Senior Vice President, Business Development

Howard H. Pien‡

President and Chief Executive Officer

Christian S. Schade

Senior Vice President, Finance and Administration, and Chief Financial Officer

† The principal employment of each executive officer is with Medarex, Inc.  The business address of each executive officer with Medarex is: Medarex, Inc. 707 State Road, Princeton, NJ 08540.

‡  Mr. Pien is also a member and Chair of the Board of Directors of Medarex, Inc.